Exhibit 99.1

SSE Stock Code: 688472	SSE Stock Abbreviation: CSI Solar

CSI Solar Co., Ltd.

Preliminary Results For 2023

The board of directors of CSI Solar Co., Ltd. (the “Company”) and all members of the board of directors guarantee that the information of this public announcement contains no misrepresentations, misleading statements or material omissions, and they are legally responsible for the truthfulness, accuracy and completeness of the information contained herein.

The key financial data for 2023 of CSI Solar Co., Ltd. (“the Company”) contained in this announcement are preliminary and unaudited. The data to be disclosed in the Company’s 2023 annual report shall prevail as final. Investors are advised to take note of investment risks.

1. Key Financial Data and Metrics for the Full Year 2023

Unit: ‘0000 Yuan RMB

Item	Current Reporting Period	Same Period Last Year	Increase/Decrease Over the Same Period Last Year (%)
Operating revenue	5,130,956.08	4,753,608.67	7.94
Operating profit	345,786.72	250,805.31	37.87
Total profits	320,182.48	261,873.91	22.27
Net profit attributable to the shareholders of the Company	290,325.17	215,685.09	34.61
Net profit attributable to the shareholders of the Company after deducting non-recurring gains and losses	290,300.61	206,152.99	40.82
Basic earnings per share (RMB/share)	0.86	0.70	22.86
Weighted average return on equity (%)	17.67%	20.48%	Decreased by 2.81%
	End of Current Reporting Period	Beginning of Current Reporting Period	Increase/Decrease at the End of Current Reporting Period over the Beginning of Current Reporting Period (%)
Total assets	6,560,314.63	4,830,019.75	35.82
Equity attributable to the shareholders of the Company	2,141,817.77	1,166,313.16	83.64
Equity	368,821.73	306,600.00	20.29
Net assets attributable to the shareholders of the Company per share (RMB/share)	5.81	3.80	52.89

Note:	1.	The opening figures for this reporting period are consistent with those legally disclosed as of the prior year end.

	2.	The above financial data and metrics are populated with unaudited consolidated statement data. The data to be disclosed in the Company’s 2023 annual report shall prevail as final.

2. Description of operating performance and financial status

(1) Results of operations and financial condition during the reporting period

During the reporting period, the Company achieved operating revenue of RMB 51,309,560,800, an increase of 7.94% over the same period last year; operating profit was RMB 3,457,867,200, an increase of 37.87% over the same period last year; total profits were RMB 3,201,824,800, an increase of 22.27% over the same period last year; net profit attributable to the shareholders of the Company was RMB 2,903,251,700, an increase of 34.61% over the same period last year; net profit attributable to the shareholders of the Company after deducting non-recurring gains and losses was RMB 2,903,006,100, an increase of 40.82% over the same period last year; basic earnings per share was RMB 0.86, an increase of 22.86% compared with the same period last year.

At the end of 2023, the Company’s total assets were RMB 65,603,146,300, an increase of 35.82% from the beginning of the year; equity attributable to the shareholders of the Company was RMB 21,418,177,700, an increase of 83.64% from the beginning of the year.

(2) Major reasons behind the over-30% changes in major metrics

1.	During the reporting period, the Company’s operating profit increased by 37.87% year-on-year, the net profit attributable to the shareholders of the Company increased by 34.61% year-on-year, the net profit attributable to the shareholders of the Company after deducting non-recurring gains and losses increased by 40.82% year-on-year, primarily driven by the increase in sales of the Company’s photovoltaic modules and solar system kits. At the same time, the Company benefited from the optimization of its integrated production capacity structure, resulting in a decrease in comprehensive product costs and improved operating performance.

2.	During the reporting period, the Company’s total assets increased by 35.82% compared with the beginning of the year, mainly due to: 1) an increase in funds raised through the Company’s initial public offering; 2) the Company’s enhancement of its vertically integrated production capacity layout, increasing the year-end balance of construction in progress and fixed assets.

3.	During the reporting period, equity attributable to the shareholders of the Company increased by 83.64% year-on-year and net assets attributable to the shareholders of the Company per share increased by 52.89% year-on-year, due to the comprehensive impact of the Company’s initial public offering, which led to an increase in paid-in capital and capital reserve as well as growth in the Company’s net profit.

(3) Other explanations

During the reporting period, the photovoltaic market experienced robust demand, driven by immense global demand for green energy and carbon peaking and carbon neutrality (“dual carbon”) goals. Leveraging its advanced photovoltaic module technology, internationally leading operating capabilities, brand and distribution channels, and operational efficiency, the Company steadily increased the market share and profitability of its module business, which, in turn, significantly boosted both operating revenue and operating profit. Additionally, the Company capitalized on the late-mover advantage of its new N-type production capacity layout, swiftly upgraded to N-type technology, enhanced its integrated production capacity layout and synergies across the supply chain, and continued to drive cost reduction and efficiency improvement in operations. In the energy storage business, the Company leveraged its strengths, including a substantial backlog of contracted orders, broad overseas market channels, and strong service capabilities, to build a second growth curve around its energy storage business. This strategy solidifies the Company’s foundation for concurrent advancement in both domestic and international markets, across both photovoltaic and energy storage sectors.

Regarding the non-recurring gains and losses: A dispute arose between Canadian Solar EMEA GmbH (“CSI Germany”), a subsidiary of the Company located in Germany, and METKA-EGN Ltd. (“METKA”), under a Framework Purchase Agreement for the supply of modules dated December 22, 2020. The dispute was submitted for arbitration at the London Court of International Arbitration (“LCIA”). As of January 2024, both parties have reached a final settlement on the following main terms: (a) CSI Germany would make a payment to METKA of $39 million and bear the legal and arbitration costs of $4.19 million; and (b) upon receipt of the payment, both parties would cause the tribunal to end the arbitral proceedings and agree not to make any new claims under the aforementioned Framework Purchase Agreement. Given that the actual controllers of the Company made an undertaking, during the process of the Company's application for the initial public offering and listing on the STAR market, that if the dispute with METKA would render the Company incurring a liability exceeding $5 million, they unconditionally guarantee to indemnify the Company for any such liability in excess of the $5 million and also agree not to seek any compensation or counter indemnification from the Company in the future. As of December 31, 2023, the Company has fully recorded the relevant payments and expenses in the current profit and loss. The impact of this settlement on the Company’s net profit for 2023 amounted to $32.71 million. As of the date of this announcement, the Company has received all indemnity payments exceeding $5 million that were guaranteed by the actual controllers of the Company, and has recorded those in the owner’s equity (capital reserve).

3. Risk Reminder

The Company has no significant uncertainty factors that could affect the accuracy of the content of this preliminary results.

The Company’s key financial data for 2023 contained in this announcement are preliminary and unaudited. The data in the Company’s 2023 annual report shall prevail as final. Investors are advised to take note of investment risks.

We hereby announce the above.

Board of Directors of CSI Solar Co., Ltd.

February 29, 2024

Safe Harbor/Forward-Looking Statements

Certain statements in this press release, including those regarding Canadian Solar Inc. (“Canadian Solar”)’s expected future shipment volumes, revenues, gross margins, and project sales are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include general business, regulatory and economic conditions and the state of the solar and battery storage market and industry; geopolitical tensions and conflicts, including impasses, sanctions and export controls; volatility, uncertainty, delays and disruptions related to the global pandemics; supply chain disruptions; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand from major markets such as Japan, the U.S., China, Brazil and Europe; changes in effective tax rates; changes in customer order patterns; changes in product mix; changes in corporate responsibility, especially environmental, social and governance (“ESG”) requirements; capacity utilization; level of competition; pricing pressure and declines in or failure to timely adjust average selling prices; delays in new product introduction; delays in utility-scale project approval process; delays in utility-scale project construction; delays in the completion of project sales; the pipeline of projects and timelines related to them; the ability of the parties to optimize value of that pipeline; continued success in technological innovations and delivery of products with the features that customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange and inflation rate fluctuations; litigation and other risks as described in Canadian Solar’s filings with the Securities and Exchange Commission (the “SEC”), including its annual report on Form 20-F filed on April 18, 2023. Although Canadian Solar believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.

Chinese GAAP

The Company’s financial statements were prepared in accordance with Chinese GAAP, whereas Canadian Solar’s financial statements are prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). Chinese GAAP differs materially from U.S. GAAP. The Company has not prepared a reconciliation of the financial statements between Chinese GAAP and U.S. GAAP and has not quantified such differences. In addition, Canadian Solar’s financial statements eliminate all intercompany transactions between Canadian Solar and The Company and Recurrent Energy (formerly Global Energy) subsidiaries. As a result, the Company’s financial statements are not directly comparable to the corresponding consolidated financial performance of Canadian Solar. Investors should consult their own professional advisors for an understanding of the differences between Chinese GAAP and U.S. GAAP and how those differences might affect the information contained in the financial statements.

Some of the applicable differences between Chinese GAAP and U.S. GAAP include the presentation of the income statement, recognition of share-based compensation, the intraperiod income taxes, the accumulated and unappropriated profits, and the specific standard on assets held for sale.

No Audit or Review

The financial statements have not been audited or reviewed by the independent public accountants of Canadian Solar or the Company. The financial statements should not be relied upon by investors to provide the same type or quality of information as information that has been subject to an audit or review by independent auditors.

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